

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Ning Tang
Executive Chairman of the Board of Directors
Yirendai Ltd.
4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re: Yirendai Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted June 17, 2015**
> **CIK No. 0001631761**

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Enhancement, page 120

1.	Tell us whether there you enter into a formal agreement with investors documenting the credit enhancement service and if so, describe for us the key terms of the agreement.

Business - Credit Enhancement, page 120

2.	We note your disclosure on page 121 that if the risk reserve becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and their outstanding unpaid principal balances will be deferred to the next time the risk reserve fund is replenished, at which time a distribution will again be made to all investors with delinquent loans. Please enhance this disclosure to describe the process in the event the risk reserve fund is never replenished to a sufficient level to pay the investors. Specifically address whether the investor bears any risk of loss in the event the reserve is not replenished to a sufficient level or any other fact patterns that could result in an investor loss.

Related Party Transactions

Transactions with CreditEase Affiliated Entities, page 144

3.	We note your disclosure that "several other affiliates of CreditEase provided [you] with borrower acquisition and referral services, investor acquisition and referral services, system support services, identity verification services and collection services" and the related disclosure on pages F40 – F-41 of the notes to the financial statements. Please tell us what consideration you have given to filing any agreements relating to such services as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements for the Years Ended December 31, 2013 and 2014

Note 1. Organization and Principal Activities, page F-8

4.	We continue to evaluate your response to comment 8. We may have further comments.

Note 2. Summary of Significant Accounting Policies

Revenue recognition – Transaction fees, page F-13

5.	We note that beginning in the fourth quarter of 2014, you adopted a new fee collection schedule whereby you either collect the entire amount upfront, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. Given this new policy and the recent change to your transaction fee revenue recognition policy in the first quarter of 2015, please enhance your disclosure here and as applicable in your MD&A section, to include the following:

•	The underlying reasons for the change in the fee collection schedule;

•	A discussion of how it is determined whether to collect the entire amount upfront versus a portion upfront and the rest on a monthly basis;

•	A discussion of how you determine the amount to be collected upfront versus the amount to be collected over the term of the loan on a monthly basis; and

•	If applicable, whether, and if so, how, the determination of the fee collection schedule is impacted by the loan channel, the pricing grade of the loan, etc.

Notes to the Unaudited Condensed Consolidated Financial Statements for the Three-Month
Periods Ended March 31, 2014 and 2015

Note 2. Summary of Significant Accounting Policies

Liabilities from risk reserve fund service, page F-37

6.   We note your disclosure on pages 86 and F-37 that if a loan originated on the platform
after January 1, 2015 defaults, the Group guarantees the principal and accrued interest
repayment of the defaulted loan up to a maximum "cap." In light of your disclosure
elsewhere in the filing indicating that the risk reserve fund is continuously monitored and
calculated based on an analysis of your historical charge-off rates and a charge-off
forecast of your target borrower group, please enhance your disclosure on pages 86 and
F-37 to better define this cap. Clearly describe for readers, if true, that this cap is not
fixed and describe the underlying factors that could impact the calculation of this cap.

7.   Please revise your disclosures to describe in further detail the process used to calculate
the risk reserve liability. Discuss how you develop the forecast for your target borrower
group. Describe how your historical charge-off rates and forecasts are considered and
how you determined that this was sufficient evidence to reasonably estimate the reserve
in light of your limited operating history. Also address how your methodology considers
the recent shift to and focus on higher risk segments, with the introduction of Grade B
and D loans in the fourth quarter of 2014, and Grade C loans in the first quarter of 2015.
Your disclosures should address the quantitative and qualitative factors that influence
your calculation.

8.   Please revise to include the disclosures required by ASC 460-10-50-4(b). More
specifically, revise to disclose:

   •   The maximum potential of future payments (undiscounted) that you could be required
       to make under the guarantee;

   •   If the terms of the guarantee provide for no limitation to the maximum potential of
       future payments under the guarantee, that fact; and

   •   If you are unable to develop an estimate of the maximum potential amount of future
       payments under the guarantee, the reasons why it cannot be estimated.

9.   Please revise to include a roll-forward of the stand-ready liability related to the risk
reserve fund.

Fair Value of Service Provided for Credit Enhancement Services, page F-38

10. As a related matter, we note your disclosure here and on page 87 that based on past experience, you have an average historical loan default rate of 7-8% of the loan facilitation amount and that management estimates that the future payout ratio will be approximately the same percentage. Taking this into consideration, please enhance your disclosure to describe the underlying reasons for capping the risk reserve fund at 6% of the total loan facilitation despite the disclosure that you estimate future payouts will be in the 7-8% range.

 You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3338 with any other questions.

     Sincerely,

     /s/ Era Anagnosti

     for Dieter King
     Assistant Director

cc: Yu Cong
   Z. Julie Gao, Esq.